Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

KAR Holdings

(in millions, except ratios)

	Pro forma year ended December 31, 2006	Nine months ended September 30, 2007	Pro forma January 1, 2007 to September 30, 2007
Income from continuing operations before income taxes	$(60.4)	$2.5	$2.6

Fixed charges:
Interest expense	229.8	104.4	167.0
Interest component of rentals:
Buildings - 1/3	13.1	7.1	11.5
Autos and trucks - 1/3	0.9	0.4	0.7
Office and other equipment - 1/3	3.2	1.2	2.1

Total interest component of rentals:	17.2	8.7	14.3
Total fixed charges	$247.0	$113.1	$181.3
Earnings before income taxes and fixed charges	$186.6	$115.6	$183.9
Ratio of earnings to fixed charges	0.8	1.0	1.0

ADESA, Inc.

(in millions, except ratios)

	For years ended December 31,					From January 1, 2007 to April 19, 2007
	2002	2003	2004	2005	2006
Income from continuing operations before Income taxes	$152.0	$188.1	$178.1	$201.9	$204.4	$51.9

Fixed charges(1)
Interest expense	22.5	16.0	25.4	31.2	27.4	7.8
Interest component of all rentals	8.0	7.8	7.2	7.3	7.9	2.4

Total fixed charges	30.5	23.8	32.6	38.5	35.3	10.2
Earnings before income taxes and fixed charges	$182.5	$211.9	$210.7	$240.4	$239.7	$62.1

Ratio of earnings to fixed charges	6.0	8.9	6.5	6.2	6.8	6.1

(1)	Fixed charges represent interest and the interest component of all rentals. ADESA uses a reasonable approximation of the interest factor related to operating leases in calculating the interest component of all rentals.

Insurance Auto Auctions, Inc.

(in thousands, except ratios)

	For years ended December 31,			From December 27, 2004 to May 25, 2005	From May 26, 2005 to December 25, 2005	For year ended December 31, 2006	From January 1, 2007 to April 19, 2007
	2002	2003	2004
Fixed charges
Interest expense, net (1)	507	1,375	1,505	567	15,021	30,596	10,023
Interest factor attributable to rentals	7,359	7,493	8,025	3,583	5,308	10,029	3,394

Fixed Charges	$7,866	$8,868	$9,530	$4,150	$20,329	$40,625	$13,417

Earnings
Pre-tax (loss) income from continuing operations	7,023	3,636	19,404	4,459	(6,766)	(8,855)	1,084
Plus fixed charges	7,866	8,868	9.530	4,150	20,329	40,625	13,417

Earnings	$14,889	$12,504	$28,934	$8,609	$13,563	$31,770	$14,501

Ratio of earnings to fixed charges	1.9	1.4	3.0	2.1	—	—	1.1
Deficiency	—	—	—	—	(6,766)	(8,855)	—

(1)	Includes amortization on debt issuance cost.